August 26, 2010

Kevin Woody
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Essex Property Trust, Inc.
File No. 001-13106
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy on Schedule 14A

Dear Mr. Woody:

Essex Property Trust, Inc. (the “Company” or “Essex”), submits this letter in response to comments from the staff (the “Staff’) of the Securities and Exchange Commission (the “SEC”) received by facsimile, dated August 13, 2010, related to the above filings.

In this letter, we have recited the comments from the Staff italicized, bold type, and have followed each comment with the Company’s response in regular type.  The numbering of the Company’s responses set forth corresponds to the numbering in the Staff’s letter.

Form 10-K for the year ended December 31, 2009

Item 2. Properties

Occupancy Rates, page 15

1.
We note that your response to comment 1 in our letter dated June 10, 2010 and your statement that the difference between physical occupancy and financial occupancy for stabilized properties is not material.  Please provide us with your average physical occupancy rates for the year ended December 31, 2009.  In addition, please explain why your calculation of actual rental, for purposes of determining financial occupancy, does not take into account delinquency or concessions.

Response

In response to this comment, the average physical occupancy rate for the year ended December 31, 2009 was 96.8% compared to the average financial occupancy rate of 97.0% for the same period.

The Company does not take into account delinquency and concessions to calculate actual rent for occupied units and market rents for vacant units.  The calculation of financial occupancy compares contractual rates for occupied units to estimated market rents for unoccupied units, thus the calculation compares the gross value of all apartment units excluding delinquency and concessions.  The Company’s accounting systems are currently not designed to factor in actual delinquency amounts and concessions to calculate actual rents for occupied units and to estimate a delinquency and concession amount to market rents for vacant units.  For the year ended December 31, 2009 the total delinquency and concessions for the same-property portfolio totaled less than $4 million or approximately 1% of gross revenues.  The Company believes that including delinquency and/or concessions in the calculation of financial occupancy is immaterial and in future filings the Company will disclose that the calculation of financial occupancy excludes amounts for delinquency and concessions.

Schedule 14A

Compensation Discussion and Analysis, page 15

Annual Bonuses, page 17

2.
We note your response to comment 11 in our letter dated June 10, 2010, in which you state that you will include expanded disclosure to explain variances in percentages of bonuses to base salaries in the future.  Please also confirm that you will disclose target bonus amounts for each named executive officer and how target amounts are determined in future filings.  For example, your disclosure should address why the Compensation Committee determined that 2010 target bonus amounts would be the same as the amounts paid in 2009 and why the Committee made an exception for the chief financial officer.

Response

In response to this comment, the Company confirms that it will disclose target bonus amounts for each named executive officer and how the target amounts are determined in future filings.

3.
We note your response to comment 12 in our letter dated June 10, 2010.  We also note that you have disclosed individual goals for 2010, but not for 2009, in your 2009 proxy statement.  In future filings, please additionally disclose individual goals for each of your NEOs for the specific year covered by the compensation disclosure.  Please tell us how you plan to comply.

Response

In response to this comment, the Company will disclose individual goals for each of our NEOs for the specific year covered by the compensation disclosure in future filings.

***

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Direct: +1 650 849 1706
Fax: +1 650 858 0139
Email: mdance@essexpropertytrust.com